UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13079

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

(Full title of plan)

Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

(Name of issuer of securities held pursuant to the plan

and address of principal executive office)

RYMAN HOSPITALITY PROPERTIES, INC.

401(K) SAVINGS PLAN

RYMAN HOSPITALITY PROPERTIES, INC.

401(K) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Trust Committee of the

Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in its net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LBMC, PC

Brentwood, Tennessee

June 10, 2016

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31, 2015	December 31, 2014
ASSETS:
Investments, at fair value as determined by quoted market prices:
Mutual funds	$54,247	$59,605
Investments, at estimated fair value:
Company stock fund	2,968	3,462
Common collective trust	8,780	9,472

Total investments	65,995	72,539

Notes receivable from participants	197	209

Net assets available for benefits	$66,192	$72,748

See accompanying notes to financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2015
Additions (reductions):
Investment income (loss):
Net depreciation in fair value of investments measured at fair value	$(4,179)
Net appreciation in fair value of investments measured at estimated fair value	242
Dividend and interest income	3,553

Total investment loss	(384)
Contributions:
Participant contributions	717
Participant rollovers	406
Employer matching contributions	348

Total contributions	1,471
Interest income on notes receivable from participants	12

Total additions	1,099

Deductions:
Benefits paid to participants	7,445
Administrative expenses	210

Total deductions	7,655

Net decrease in net assets available for benefits	(6,556)
Net assets available for benefits, beginning of year	72,748

Net assets available for benefits, end of year	$66,192

See accompanying notes to financial statements.

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION:

The following description of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Ryman (the “Company” or “Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Benefits Trust Committee of the Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Wilmington Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility

An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis, (5) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (6) individuals classified as independent contractors. Effective January 1, 2016, “on-call” employees are eligible to participate in the Plan.

Contributions

Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company makes matching contributions under the Plan equal to 100% of each participant’s tax-deferred contributions which do not exceed 4% of the participant’s compensation.

The Company may also make a discretionary, non-elective profit sharing contribution to the Plan; however, an annual contribution is not required. The non-elective contribution is available to all participants employed on the last day of the Plan year. No discretionary non-elective contributions were made in 2015.

Participants direct the investment of their contributions and all Employer contributions into various investment options offered by the Plan. At 12/31/15, the Plan offered a Company common stock fund, one common collective trust and twelve mutual funds as investment options for participants.

Participant Accounts

Each participant account is credited (charged) with the participant’s and the Company’s contributions and an allocation of net investment earnings (losses) and administrative expenses. Allocations of contributions are based on participant compensation, and allocations of net investment earnings (losses) are based on account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary pre-tax contributions and any earnings or losses thereon. All participants are 100% vested in all employer matching and profit sharing contributions.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant receives his or her vested account balance in a lump-sum distribution or direct rollover into another qualified plan, individual retirement account, or other eligible employer plan. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s Required Beginning Date, as defined by the IRC. If the value of the vested account is not in excess of $5,000, the vested account will be payable in a single sum payment of the entire amount of the vested account. The Plan administrator may, in accordance with a policy that does not discriminate among participants, establish periodic times when the Plan administrator will direct the distribution of such amounts without the request or approval of the participant. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator.

In the event of financial hardship, as defined in the Plan document, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of his or her vested balance (subject to limitations contained in the Plan). A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which he or she is entitled under the Plan. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of the IRC. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the Plan document.

Forfeitures

Forfeitures are used to pay Plan expenses. Any remaining forfeitures are then used to reduce future Company contributions. Forfeited amounts for the year ended December 31, 2015 were not material to the financial statements.

Notes Receivable from Participants

Each participant may borrow up to a maximum amount equal to the lesser of $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan in question is made, or 50% of his or her vested account balance. The minimum loan amount is $1,000. The loans are secured by the balances in the participants’ accounts and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The interest rate was 5.25% on all outstanding loans at December 31, 2015. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid directly by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the IRC and ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, “Fair Value Measurements” (“ASC 820”). These investment values are discussed more fully in Note 3 below. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

New Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate fair value using the net asset value practical expedient. ASU 2015-07 is effective for the Plan for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early adoption is permitted. The Plan retrospectively adopted this ASU in 2015, and this adoption did not have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pensoin Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (“ASU 2015-12”). ASU 2015-12 removes the previous requirements to measure fully benefit-responsive investment contracts at fair value, and requires the measurement of these contracts at contract value. In addition, ASU 2015-12 eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. ASU 2015-12 also requires plans to continue to disaggregate investments that are measured using fair value by type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU 2015-12 is effective for the Plan for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early adoption is permitted. The Plan retrospectively adopted this ASU in 2015, and this adoption did not have a material impact on the Plan’s financial statements.

3. FAIR VALUE MEASUREMENTS:

The Plan uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014:

•	Mutual funds – valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market.

•	Common collective trust – made up of investment contracts. The net asset value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan presents investments in collective trust funds that include benefit-responsive investment contracts at net asset value, which is considered a practical expedient to estimate fair value, in the statements of net assets available for benefits.

•	Common stock – The Company stock fund consists of Company common stock that is valued at quoted market prices and interest-bearing cash, both of which approximate fair value. The Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total
Mutual funds	$54,247	$—	$—	$54,247
Company stock fund	2,968	—	—	2,968

Total assets in the fair value hierarchy	57,215	—	—	57,215
Investments measured at net asset value (a)	—	—	—	8,780

Investments at fair value	$57,215	$—	$—	$65,995

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	Total
Mutual funds	$59,605	$—	$—	$59,605
Company stock fund	3,462	—	—	3,462

Total assets in the fair value hierarchy	63,067	—	—	63,067
Investments measured at net asset value (a)	—	—	—	9,472

Investments at fair value	$63,067	$—	$—	$72,539

(a)	The common collective trust is measured at net asset value as a practical expedient to estimate fair value and, therefore, has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes the fair value of the Union Bond & Trust Company Stable Value Fund, a common collective trust, which is shown below at fair value based on the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively (in thousands):

December 31,	2015	2014
Fair value	$8,780	$9,472
Unfunded commitments	n/a	n/a
Redemption frequency	Daily	Daily
Redemption notice period	30 days	30 days

4. INCOME TAX STATUS:

The Plan obtained a favorable determination letter on February 14, 2011, and an additional favorable determination letter on January 11, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under Sections 40d1 and 501 of the IRC. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. RELATED PARTY TRANSACTIONS:

All plan expenses (which consist of routine expenses) were paid to parties-in-interest. In addition, the Plan invests in the common stock of the Company. At December 31, 2015 and 2014, the Plan held 0.1 million shares of common stock of the Company, which represented less than 1% of the outstanding shares of the Company at those dates. Additionally, the Plan holds notes receivable in the form of participant loans and such transactions qualify as party-in-interest transactions.

Certain fees incurred by the Plan for investment management services are netted within net depreciation in fair value of investments, as they are paid through revenue sharing, rather than as a direct payment from the Plan.

RYMAN HOSPITALITY PROPERTIES, INC.

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

December 31, 2015				EIN: 73-0664379 Plan Number: 002
(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Ryman Hospitality Properties, Inc.	Common Stock Fund	**	$2,968,129
	Union Bond & Trust Company Stable Value Fund	Common Collective Trust	**	8,780,190
	Dodge & Cox Balanced Fund	Mutual Fund	**	9,892,156
	Baron Growth Institutional Fund	Mutual Fund	**	2,028,873
	AllianzGI NFJ Mid-Cap Value Fund Institutional	Mutual Fund	**	1,157,065
	PIMCO Total Return Fund Institutional Class	Mutual Fund	**	7,021,790
	Dodge & Cox International Stock Fund	Mutual Fund	**	2,635,879
	American Funds EuroPacific Growth Fund Class R-4	Mutual Fund	**	2,824,764
	Loomis Sayles Bond Fund Institutional Class	Mutual Fund	**	824,748
	Deutsche Equity 500 Index Fund Class S	Mutual Fund	**	14,787,596
	American Funds Growth Fund of America – Class A	Mutual Fund	**	3,730,489
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	**	3,942,719
	Royce Opportunity Fund	Mutual Fund	**	1,786,922
	Nationwide Geneva Mid Cap Growth Institutional	Mutual Fund	**	3,612,990
*	Participant Loans	Terms of up to 10 years, interest rate of 5.25%	—	197,242

				$66,191,552

*	A party-in-interest as defined by ERISA
**	Not required for participant directed investments

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Ryman Hospitality Properties, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYMAN HOSPITALITY PROPERTIES, INC. 401(k) SAVINGS PLAN

	By:	Benefits Trust Committee for the
Ryman Hospitality Properties, Inc. 401(k) Savings Plan

Date: June 10, 2016	By:	/s/ Shawn Smith
Shawn Smith
Chairman, Benefits Trust Committee for the Ryman Hospitality Properties, Inc. 401(k) Savings Plan

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

EX-23.1    Consent of LBMC, PC